Exhibit 3.1

CERTIFICATE OF AMENDMENT
OF THE
RESTATED CERTIFICATE OF INCORPORATION
OF
CONCURRENT COMPUTER CORPORATION

Concurrent Computer Corporation, a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), pursuant to the General Corporation Law of the State of Delaware (the “DGCL”), DOES HEREBY CERTIFY:

1.     Article SECOND of the Restated Certificate of Incorporation of the Corporation is hereby amended by replacing the first paragraph of Article SECOND in its entirety with the following:

The address of its registered office is 615 South DuPont Highway, in the City of Dover, County of Kent, Zip Code 19901.  The name of its registered agent at such address is National Corporate Research, Ltd.

2.     Article FOURTH of the Restated Certificate of Incorporation of the Corporation is hereby amended by replacing the first paragraph of Article FOURTH in its entirety with the following:

The total number of shares of capital stock which the Corporation shall have authority to issue is fifteen million two hundred seventy thousand (15,270,000) shares, of which fourteen million (14,000,000) shares shall be Common Stock, $.01 par value, twenty thousand (20,000) shares shall be Class A Preferred Stock, $100 par value, and one million two hundred and fifty thousand (1,250,000) shall be Series Preferred Stock, $.01 par value.

This amendment has been duly adopted in accordance with the provisions of Section 242 of the DGCL.

IN WITNESS WHEREOF, the Corporation has caused its duly authorized officer to execute this Certificate of Amendment on this 29th day of June, 2011.

Concurrent Computer Corporation

By:	/s/ Kirk L. Somers
Name:	Kirk L. Somers
Title:	EVP